SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                               REFOCUS GROUP, INC.
                               -------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                         -------------------------------
                         (Title of Class of Securities)

                                    75865X103
                                    ---------
                                 (CUSIP Number)

                         Ronald A. Schachar, M.D., Ph.D
                                 P.O. Box 601149
                               Dallas, Texas 76360
                                 (214) 695-0080
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 6, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 5 Pages
CUSIP No. 75865X103
          ---------

        1.        NAME OF REPORTING PERSON
                  IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

                           Ronald A. Schachar, M.D., Ph.D

        2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A  GROUP  (See
                  Instructions):
                  (a) [ ]     (b) [ ]

        3.        SEC USE ONLY

        4.        SOURCE OF FUNDS (See Instructions):  OO

        5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

        6.        CITIZENSHIP OR PLACE OF ORGANIZATION:    United States


  NUMBER OF               7.  SOLE VOTING POWER                 4,180,374
  SHARES                                                 -----------------------
  BENEFICIALLY            8.  SHARED VOTING POWER                  -0-
  OWNED BY EACH                                          -----------------------
  REPORTING PERSON        9.  SOLE DISPOSITIVE POWER            4,180,374
  WITH                                                   -----------------------
  POWER                   10. SHARED DISPOSITIVE                   -0-

        11.       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  4,180,374 (1)

        12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): [ ]

        13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:   22.1%(2)

        14.       TYPE OF REPORTING PERSON (See Instructions):   IN

--------------------------
(1) Excludes 441,591 shares of common stock of the Issuer held in trust for the benefit of the filing person's minor children, the trustee of which is the filing person's brother, and 297,397 shares of common stock of the Issuer held by his two other children that are over 18 years of age, all of which the filing person does not have beneficial ownership.
(2) Based on 18,924,751 shares of common stock of the Issuer issued and outstanding as of March 7, 2003, as set forth in the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 12, 2003.


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                                                               Page 3 of 5 Pages
CUSIP No. 75865X103
          ---------

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Refocus Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 10300 North Central Expressway, Suite 104, Dallas, Texas 75231.

Item 2.  Identity and Background

         The filing person is Ronald A. Schachar, M.D., Ph.D, whose principal business address is P.O. Box 601149, Dallas, Texas 76360. Dr. Schachar is a United States citizen and currently a self employed consultant. During the last five years, Dr. Schachar has not been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Dr. Schachar was originally one of the founders of Presby Corp., a Delaware corporation ("Presby"), and its predecessors. Dr. Schachar received shares of Presby common stock as consideration for services rendered and/or the contribution of certain intellectual property to Presby. On March 6, 2003, the Company's wholly-owned subsidiary was merged with and into Presby, with Presby surviving as a wholly-owned subsidiary of the Company (the "Merger"). As part of the Merger, each share of Presby common stock was converted into a share of Company common stock on a one for one basis.

Item 4.  Purpose of the Transaction

         Dr. Schachar acquired the shares of common stock covered by this Statement on Schedule 13D for investment purposes. Dr. Schachar does not have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Number and Percentage of Securities Owned:

         Dr. Schachar is the beneficial owner of 4,180,374 shares of Company common stock, representing approximately 22.1% of the Company's issued and outstanding common stock.

         (b) Type of Ownership:

         Dr. Schachar has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 4,180,374 shares of common stock.

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                                                               Page 4 of 5 Pages
CUSIP No. 75865X103
          ---------


         (c)      Securities Transactions:

         Other than the transaction described in Item 3 above, there have been no transactions by Dr. Schachar in the Company's securities in the past 60 days.

         (d) Right to Receive Dividends:

         Dr. Schachar holds all rights associated with his shares of Company common stock, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Dr. Schachar and Presby entered into a Severance, Release and Consulting Agreement, effective as of February 25, 2003, whereby Dr. Schachar agreed to appoint the chief executive officer of Presby (currently the chief executive officer of the Company) as his proxy to vote all shares of capital stock of the Company owned or controlled by Dr. Schachar solely in connection with matters related to the Merger, including (i) any amendment to the Company's certificate of incorporation to (A) change the Company's name or (B) establish a classified board, (ii) the election of Company directors at the first meeting of stockholders to be held after the Merger and (iii) the appointment of Deloitte & Touche as the Company's auditors (collectively, the "Merger Items"). Dr. Schachar additionally agreed to deliver limited proxies that appoint Presby's chief executive officer as the proxy to vote all shares of Company capital stock owned by Dr. Schachar's immediate family or held and controlled by trustees (or others in similar capacities) for the benefit of his immediate family. The limited proxies also relate solely to the Merger Items. Both the proxy and the limited proxies expire upon the earlier of stockholder approval of the Merger Items or June 4, 2003.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.1 Severance, Release and Consulting Agreement, by and between Presby Corp. and Ronald R. Schachar, M.D., Ph.D., effective as of February 25, 2003 (incorporated by reference from the Company's Form 8-K filed with the Securities and Exchange Commission on March 12, 2003 (Exhibit 10.10)).




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                                                               Page 5 of 5 Pages
CUSIP No. 75865X103
          ---------




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 17, 2003.




                                      By: /s/ Ronald A. Schacar, M.D., Ph.D.
                                         ---------------------------------------
                                         Name: Ronald A. Schachar, M.D., Ph.D